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                                                                  EXHIBIT (G)(1)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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MARY D. ANDRA,                )
                              )    Civil Action No.
            Plaintiff,        )    17154NC
                              )
            v.                )
                              )    CLASS ACTION COMPLAINT
SAMUEL R. BLOUNT,             )
WILLIAM J. McCANNA,           )
T. MORRIS HACKNEY,            )
JAMES M. SCOTT,               )
REESE H. McKINNEY, JR. and    )
MEADOWCRAFT, INC.,            )
                              )
            Defendants.
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     Plaintiff alleges on information and belief, except paragraph 1 which is alleged on knowledge, as follows:

                                  THE PARTIES

     1. Plaintiff is and was at all times relevant to this action the owner of shares of Meadowcraft, Inc. ("Meadowcraft") common stock.

     2. Meadowcraft, a corporation organized and existing under the laws of the state of Delaware, is the leading domestic producer of casual outdoor furniture and is the largest manufacturer of wrought iron furniture in the United States. As of April 9, 1999, Meadowcraft had approximately 19.7 million shares of common stock outstanding.

     3. Defendant Samuel R. Blount ("Blount") is and was at all relevant times Chairman of the Board and a director of Meadowcraft since 1985. Blount is also the 73% controlling stockholder of Meadowcraft, having sole voting power over 14,407,716 shares. A member of Blount's family, Mary M. Blount, beneficially owns 800,000 shares, representing 4.1%, but shares voting and disposition powers with Samuel R. Blount through SRM-MWI, LLC.

     4. Defendant William J. McCanna ("McCanna") is and was at all relevant times President and a director of Meadowcraft since 1991. McCanna beneficially owns 1,615,385 shares, or 8.2%, of Meadowcraft stock.

     5. Defendant T. Morris Hackney ("Hackney") is and was at all relevant times a director of Meadowcraft since at least November 25, 1997, and the Chairman of Citation Corporation, a metal component supplier located in Birmingham, Alabama. Hackney owns no shares of Meadowcraft stock.

     6. Defendant James M. Scott ("Scott") is and was at all relevant times a director of Meadowcraft since at least November 25, 1997, and a partner in the Montgomery law firm of Capell, Howard, Knabe and Cobbs, P.A. Scott and his law firm have provided tax and business advice to Blount and Blount, Inc., who are clients of the firm. Scott owns 3,000 shares of Meadowcraft stock.

     7. Defendant Reese H. McKinney, Jr., ("McKinney") is and was at all
relevant times a director of Meadowcraft since at least November 25, 1997. McKinney owns 1,000 shares of Meadowcraft stock.
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     8. The officers and directors of Meadowcraft, referred to in paragraphs 3-7
(collectively the "Individual Defendants") owe fiduciary duties of good faith, fair dealing, due care and candor to plaintiff and the other Meadowcraft public stockholders.

                            CLASS ACTION ALLEGATIONS

     9. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of herself and all other shareholders of the Company (except the defendants herein and any persons, firms, trust, corporations, or other entities related to or affiliated with them) and their successors in interest, who are or will be harmed by reason of the conduct of defendants described herein (the "Class").

     10. This Action is properly maintainable as a class action for the following reasons:

          (a) the Class is so numerous that joinder of all members is impracticable. There are over 3.4 million Meadowcraft shares publicly traded. There are hundreds of holders of Meadowcraft common stock who are members of the Class.

          (b) there are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class members. The common questions include, inter alia, the following:

             (i) Whether defendants have breached or are breaching their fiduciary duties to the Class; and

             (ii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from effecting the transaction described herein.

          (c) The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be injured alike by defendants' actions.

          (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

                            SUBSTANTIVE ALLEGATIONS

     11. In November, 1997, Meadowcraft became a publicly-traded company listed on the NYSE after having sold 3,700,000 shares in an initial public offering ("IPO") at $13.00 per share, raising over $44 million in additional paid in capital. According to the IPO Prospectus, the proceeds of the IPO would be used, and were used, to pay approximately $32.7 million to the existing shareholders of Meadowcraft, Blount and McCanna, and the balance for capital expenditures. Prior to the IPO, Blount owned 90% of the shares and McCanna owned the remaining 10%. After the IPO, Meadowcraft converted from a Subchapter S corporation to a Subchapter C corporation under the Internal Revenue Code.

     12. In connection with the IPO, defendants represented, among other things, that Meadowcraft had enjoyed increasing profitability, that Meadowcraft was an "innovator in the design, manufacturing, distribution and marketing of moderately priced, quality wrought iron furniture;" that its "net sales have grown from $50.5 million in fiscal 1991 to $141.9 million in fiscal 1997 while pro forma net income has increased from $1.2 million to $15.9 million over the same period;" that Meadowcraft had net income of $16.7 million "[f]or seasonal 1997;" that Meadowcraft's growth and "strong market position" is attributable to its "ability to produce quality" products with "broad consumer appeal," its "advanced manufacturing and distribution facilities and computerized inventory tracking;" and its excellent relationships with its mass market retail customers."

     13. It was also represented that Meadowcraft's sales are very seasonal. Historically, approximately 50% of the net sales have been realized in the quarter ended on the last day of April, while only about 5% of the company's sales have occurred in the quarter ended on the last day of October. Meadowcraft historically has experienced losses for the quarter ended on October 31, as the company resumes production in September to build inventory for the spring selling season.

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     14. After the IPO, Meadowcraft changed its financial reporting year from a fiscal year ending on the Saturday closest to the last day of April to a fiscal year ending on July 31, 1999. As a result, Meadowcraft's two down quarters became the first fiscal quarter ending October 31 and the second fiscal quarter ending January 31. And, its best fiscal quarter became the third fiscal quarter ending on April 30.

     15. Not surprisingly, in light of the seasonality of its business, Meadowcraft reported losses for the first and second fiscal quarters of 1999, ending in October 1998 and January 1999 respectively. After these reported losses, Meadowcraft's publicly traded shares plummeted to approximately $8 per share in November 1998 and as low as $4 per share in March 1999.

     16. Taking advantage of this seasonality and the market's reactions, on April 9, 1999 Blount offered to purchase the 27% of the shares of Meadowcraft he did not own for $8 cash per share in a cash-out merger transaction.

     17. The proposed acquisition price does not take into account the Company's increased or seasonal earnings prospects and potential. In fact, Blount has timed the transaction to capture Meadowcraft's future and seasonal prospects and potential for his own ends without paying an adequate or fair price for Meadowcraft's public shares.

     18. Blount is in a position of control and power over Meadowcraft and has access to internal financial information about Meadowcraft, its true value, expected increase in true value and the benefits of 100% ownership of Meadowcraft to which plaintiff and the Class members are not privy. Blount is using his position of power and control to benefit himself in this transaction, to the detriment of the Meadowcraft public stockholders.

     19. The proposed acquisition undervalues Meadowcraft common stock by ignoring the full value of its assets and future prospects. The proposed buyout consideration does not reflect the fair value of Meadowcraft's valuable assets.

     20. Blount timed the announcement of the proposed buyout to place an artificial lid on the market price of Meadowcraft's common stock in order to justify a price which is unfair to Meadowcraft public stockholders.

     21. In a press release issued on April 9, 1999, Meadowcraft announced that it had formed a special committee of three (3) "independent directors to evaluate the buy-out proposal made by . . . Blount." The press release did not disclose the seasonality of Meadowcraft's business and, in turn, its stock price performance. Nor did it disclose the material conflicts of interest of the purportedly "independent directors." All Meadowcraft's directors were hand-picked by Blount at the time of the IPO, including McCanna, an employee of the Company and beholden to Blount for his livelihood. All the directors are long time, intimate colleagues of Blount (one is his personal lawyer) through business and social relationships. None of the directors would take any action or position contrary to Blount's wishes and interests. They are incapable of impartially representing Meadowcraft's public shareholders in any dealings with Blount.

     22. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Meadowcraft's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed buyout is enjoined by the Court, Blount, with the acquiescence of the other Individual Defendants, will continue to breach his fiduciary duties owed to plaintiff and the members of the Class, to the irreparable harm of the members of the Class.

     23. Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff prays for judgment and relief as follows:

          A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

          B. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed transaction;
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          C. In the event the proposed buyout is consummated, rescinding it and setting it aside;

          D. Awarding the Class compensatory and/or rescissory damages against defendants, individually and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          E. Awarding plaintiff her costs and disbursements, including a reasonable allowance for counsel fees and experts' fees; and

          F. Granting such other and further relief at to the Court may seem just and proper.

                                          ROSENTHAL, MONHAIT, GROSS
                                          & GODDESS, P.A.

                                          By: /s/ [Signature Illegible]
                                            ------------------------------------
                                            919 North Market Street
                                            Suite 1401, Mellon Bank Center
                                            Wilmington, Delaware 19801
                                            (302) 656-4433
                                            Attorneys for Plaintiff

OF COUNSEL:

DONOVAN MILLER LLC
1608 Walnut Street, Suite 1400
Philadelphia, PA 19103
(215) 732-6020

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